Exhibit 99.1

Qilian International Holding Group Limited Reports Fiscal Year 2021 Financial Results

Jiuquan, China, Feburary 11, 2022 /PRNewswire/ -- Qilian International Holding Group Limited (Nasdaq: QLI) (the “Company”, “Qilian International”, “we”, “our” or “us”), a China-based pharmaceutical and chemical products manufacturer, today announced its unaudited financial results for the fiscal year ended September 30, 2021.

Mr. Zhanchang Xin, Chairman and CEO of the Company, commented, “The fiscal year 2021 was an excellent year for the Company. Compared with the fiscal year 2020, our revenue grew by 14%, or $7.1 million, to $57.1 million, which was made possible due to consistent execution and solid progress of our business strategies. Despite the ongoing macro challenges in 2021 and the impact of regional resurgence of COVID-19 pandemic, our focus remained on expanding production capacity, and we also made substantial progress on the expansion of our new organic fertilizer production facility. In 2022 and beyond, we intend to complete the construction of a pig by-product processing facility for heparin sodium production, and fully complete the construction of our new organic fertilizer production facility. We will also continue to increase our research and development efforts and provide high-quality products to our customers. We believe our business strategy will further fuel growth in 2022, driving further improvements in our operational and financial performance, and creating long-term value for all stakeholders.”

Fiscal Year 2021 Financial Highlights

	For the years ended September 30,
($’000, except per share data)	2021	2020	% Change
Revenue	$57,100	$50,033	14%
Gross profit	$5,639	$7,539	(25)%
Gross margin	9.9%	15.1%	(5.2)%
Income from operations	$2,388	$4,811	(50)%
Net income	$3,108	$4,940	(37)%
Net Income attributable to Qilian International Holding Group Limited (“Qilian International”)	$3,153	$5,064	(38)%
Basic and diluted earnings per share	$0.09	$0.17	(47)%

●	Revenue increased by 14% year-over-year to $57.1 million for the fiscal year ended September 30, 2021 from $50.0 million for the fiscal year ended September 30, 2020. The increase in revenue was primarily attributable to a $6.4 million increase in sales from heparin products and sausage casings, and a $0.8 million increase in sales from oxytetracycline products, licorice products and traditional Chinese medicine derivatives (“TCMD”).

●	Gross profit decreased by 25% to $5.6 million for the fiscal year ended September 30, 2021 from $7.5 million for the fiscal year ended September 30, 2020. Gross margins were 9.9% and 15.1% for the fiscal years ended September 30, 2021 and 2020, respectively.

●	Income from operations was $2.4 million for the fiscal year ended September 30, 2021, compared to income from operations of $4.8 million for the fiscal year ended September 30, 2020.

●	Net income was $3.1 million for the fiscal year ended September 30, 2021, compared to net income of $4.9 million for the fiscal year ended September 30, 2020.

●	Net income attributable to Qilian International was $3.2 million, compared to net income attributable to Qilian International of $5.1 million for the fiscal year ended September 30, 2020.

●	Basic and diluted earnings per share were $0.09 for the fiscal year ended September 30, 2021, compared with $0.17 for the fiscal year ended September 30, 2020.

Fiscal Year 2021 Financial Results

Net Revenue

For the fiscal year ended September 30, 2021, revenue increased by $7.1 million, or 14%, to $57.1 million from $50.0 million for the fiscal year ended September 30, 2020. The increase was primarily attributable to a $6.4 million increase in sales from heparin products and sausage casings, and a $0.8 million increase in sales from oxytetracycline & licorice products and TCMD.

Sales from oxytetracycline products, licorice products and TCMD increased by $0.8 million, or 3%, to to $33.5 million for the fiscal year ended September 30, 2021 from $32.6 million for the fiscal year ended September 30, 2020. The increase was due to the appreciation of RMB against USD in 2021, which accounted for $2.5 million. Sales denominated in RMB decreased by RMB10.6 million, equivalent to $1.6 million. The decrease in sales in this segment is due to a decrease in the average selling price of oxytetracycline products by 9% compared to that of 2020 in order to stimulate the sales of oxytetracycline products. Sales quantity increased by 6% compared to that of 2020, due to the lower selling price. The ongoing COVID-19 pandemic has caused significant uncertainty in global market and demand as well as logistics and transportation. Although we do not serve customers oversea directly, COVID-19 related export restrictions has led to excessive supply of our competitors’ products in domestic markets.

Sales from heparin products and sausage casings increased by $6.4 million, or 38%, to $23.2 million for the fiscal year ended September 30, 2021 from $16.7 million for the fiscal year ended September 30, 2020. $1.2 million of such increase was due to the appreciation of RMB against USD in 2021. In additional, the increase of our sales of heparin products was mainly driven by increased demand from pharmaceutical customers. Due to the COVID-19 pandemic, global demand for prescription medicines, vaccines and medical devices increased. The demand for heparin, a widely used medication, also increased significantly during the pandemic. In 2021, we increased investment in this segment and added new sales force. The sales quantity of heparin products increased by 41%, and their selling price increased by 10%. However, our sales of sausage casings decreased by $0.4 million. As the gross margin of sausage casings in the past two fiscal years was negative due to the combined effect of COVID-19 pandemic and African Swine fever in China, we reduced our efforts in selling sausage casings.

Sales from fertilizer decreased by $0.3 million, or 31%, to $0.5 million for the fiscal year ended September 30, 2021 from $0.7 million for the fiscal year ended September 30, 2020. In the fiscal year ended September 30, 2021, we expanded our manufacturing capacity and the production of fertilizer was interrupted for almost ten months. We resumed normal production of fertilizer in October 2021.

Cost of Revenue and Gross Profit

Cost of revenue increased by $9.0 million, or 21%, to $51.5 million for the fiscal year ended September 30, 2021 from $42.5 million for the fiscal year ended September 30, 2020.

Gross profit decreased by $1.9 million, or 25%, to $5.6 million for the fiscal year ended September 30, 2021 from $7.5 million for the fiscal year ended September 30, 2020. As a result, gross margin decreased to 9.9% for the fiscal year ended September 30, 2021 from 15.1% for the fiscal year ended September 30, 2020.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $0.5 million, or 19%, to $3.3 million for the fiscal year ended September 30, 2021 from $2.7 million for the year ended September 30, 2020. The increase was mainly attributable to an increase of approximately $0.4 million in salary and repair and maintenance expense as we expanded our operations and sales, as well as an increase of $0.2 million in insurance expense in connection with us being a publicly traded company in the United States.

Interest Expenses, net

Interest expenses are primarily generated from bank borrowings, including bank loans and banknotes payable, offset by interest income. Interest expenses for the fiscal year ended September 30, 2021 decreased by $185,000, to $58,000 for the fiscal year ended September 30, 2021 from $243,000 for the fiscal year ended September 30, 2020. The decrease is due to payoff of the bank loans in April 2021 and no bank loan has been borrowed afterwards.

Other Income

Other income was $1.0 million for the fiscal year ended September 30, 2021, as compared to $1.2 million for the fiscal year ended September 30, 2020, which primarily consisted of government grants and investment income.

Income Taxes Provision

Provision for income taxes decreased by $0.6 million, or 71%, to $0.3 million for the fiscal year ended September 30, 2021 from $0.9 million for the fiscal year ended September 30, 2020, as a result of the decreased income before income tax provision, as well as increased tax holiday for some of the variable interest entity’s subsidiaries enacted by the Chinese government.

Net income and Net income attributable to Qilian International

Net income was $3.1 million for the fiscal year ended September 30, 2021, compared to net income of $4.9 million for the fiscal year ended September 30, 2020. After deducting non-controlling interests, net income attributable to Qilian International was $3.2 million for the year ended September 30, 2021, compared to net income attributable to Qilian International of $5.1 million for the fiscal year ended September 30, 2020.

Earnings per share-basic and diluted

After deducting non-controlling interests, earnings per share attributable to the Company was $0.09 per basic and diluted share for the fiscal year ended September 30, 2021, compared to earnings per share of $0.17 per basic and diluted share for the fiscal year ended September 30, 2020.

EBITDA

EBITDA decreased by $2.5 million, or 35%, to $4.6 million for the fiscal year ended September 30, 2021, from $7.2 million for the fiscal year ended September 30, 2020.

Financial Condition

As of September 30, 2021, the Company had cash of $10.5 million, compared to $11.9 million as of September 30, 2020.

Net cash provided by operating activities was $0.3 million for the fiscal year ended September 30, 2021, compared to $5.1 million for the fiscal year ended September 30, 2020.

Net cash used in investing activities was $24.2 million for the fiscal year ended September 30, 2021, compared to $0.4 million for the fiscal year ended September 30, 2020.

Net cash provided by financing activities was $24.0 million for the fiscal year ended September 30, 2021, compared to $2.1 million for the fiscal year ended September 30, 2020.

Non-GAAP Financial Measures

The Company’s management uses certain financial measures to evaluate its operating performance which is calculated and presented on the basis of methodologies other than in accordance with GAAP (“Non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and the Company’s calculations thereof may not be comparable to similarly entitled measures reported by other companies. The Company believes that EBITDA is a useful performance measure and can be used to facilitate a comparison of its operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting its business than GAAP measures alone can provide. The Company’s management believes that EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect its operating performance. The Company’s management believes that the use of these Non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with the companies in the same industry, many of which present similar Non-GAAP financial measures to investors. The Company presents EBITDA in order to provide supplemental information that Management considers relevant for the readers of its consolidated financial statements included elsewhere in this annual report, and such information is not meant to replace or supersede U.S. GAAP measures.

The Company’s management defines EBITDA as net income (loss) before interest expense, income taxes, and depreciation and amortization. EBITDA is not defined under U.S. GAAP and is subject to important limitations as analytical tools, you should not consider them in isolation or as substitutes for analysis of our Company results as reported under U.S. GAAP.

	For the years ended
	September 30,
	2021	2020
Net income	$3,108,144	$4,940,441
Interest expense	57,671	242,877
Income tax provision	255,133	864,908
Depreciation & Amortization	1,201,229	1,105,588
EBITDA	$4,622,177	$7,153,814

About Qilian International Holding Group Limited

Qilian International Holding Group Limited, headquartered in Gansu, China, is a pharmaceutical and chemical products manufacturer in China. It focuses on the development, manufacturing, marketing and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivative products, heparin products, sausage casings, and fertilizers. The Company's products are sold in more than 20 Provinces in China. For more information, visit the Company's website at http://ir.qlsyy.net/index.html or http://qilianinternational.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, financial needs and fully complete the construction of our new organic fertilizer production facility. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Qilian International Holding Group Limited
Email: ir@qlsyy.net

Ascent Investors Relations LLC
Tina Xiao
President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com

Qilian International Holding Group Limited and Subsidiaries

Consolidated Balance Sheets

	As of
	September 30	September 30
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$10,467,357	$11,867,130
Restricted cash	2,140,016	—
Accounts receivable, net	1,733,306	1,118,476
Bank acceptance notes receivable	11,722,096	11,498,075
Inventories, net	12,495,831	11,994,471
Advances to suppliers, net	1,380,925	491,827
Other current assets	425,622	547,443
TOTAL CURRENT ASSETS	40,365,153	37,517,422

Property and equipment, net	9,119,502	7,419,028
Intangible assets, net	1,927,933	1,881,722
Investment in available-for-sale securities	20,323,400	—
Long term investment	639,466	540,517
Operating lease right of use assets	118,154	243,874
Deferred tax assets	427,120	361,250
Prepayments for property and equipment	2,243,622	—
Other long term assets	188,913	179,325
TOTAL ASSETS	$75,353,263	$48,143,138

CURRENT LIABILITIES:
Bank loans	$—	$7,349,375
Accounts payable	6,643,691	4,377,712
Advance from customers	2,467,296	3,511,198
Advance from customers - related parties	17,318	33,152
Bank notes payable	7,867,018	—
Deferred government grants-current	351,567	384,802
Taxes payable	305,305	1,383,182
Operating lease liabilities, current	55,847	82,468
Accrued expenses and other payables	466,838	1,301,882
TOTAL CURRENT LIABILITIES	18,174,880	18,423,771

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	106,180	155,723
Deferred government grants - noncurrent	403,745	722,137

TOTAL LIABILITIES	18,684,805	19,301,631

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized, 35,750,000 and 30,000,000 Ordinary Shares issued and outstanding as of September 30, 2021 and September 30, 2020, respectively	59,583	50,000
Additional paid-in capital	36,390,931	12,252,077
Statutory Reserve	2,857,121	2,200,786
Retained earnings	14,693,905	12,197,372
Accumulated other comprehensive loss	857,066	(602,001)
Total shareholders’ equity attributable to Qilian International	54,858,606	26,098,234
Noncontrolling interests	1,809,852	2,743,273
TOTAL EQUITY	56,668,458	28,841,507
TOTAL LIABILITIES AND EQUITY	$75,353,263	48,143,138

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

	For the year ended September 30
	2021	2020	2019
NET REVENUE	$57,099,884	$50,033,200	$46,096,684

COST OF REVENUE	51,461,354	42,494,047	36,416,772

GROSS PROFIT	5,638,530	7,539,153	9,679,912

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,250,485	2,728,009	3,501,374

INCOME FROM OPERATIONS	2,388,045	4,811,144	6,178,538

Other Income (Expenses)
Interest expense, net	(57,671)	(242,877)	(223,657)
Investment income	462,014	57,984	89,197
Grant income	564,098	1,082,053	833,072
Other income	6,791	97,045	64,769
Total Other income	975,232	994,205	763,381

INCOME BEFORE INCOME TAX PROVISION	3,363,277	5,805,349	6,941,919

PROVISION FOR INCOME TAXES	255,133	864,908	1,033,440

NET INCOME	3,108,144	4,940,441	5,908,479

Less: net (income) loss attributable to non-controlling interest	(44,724)	(123,269)	576,161

NET INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$3,152,868	$5,063,710	$5,332,318

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,560,381	1,263,140	(858,337)
COMPREHENSIVE INCOME	4,668,525	6,203,581	5,050,142
Less: comprehensive income attributable to non - controlling interests	56,590	(1,303)	478,722
COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$4,611,935	$6,204,884	$4,571,420

Earnings per common share - basic and diluted	$0.09	$0.17	$0.18
Weighted average shares - basic and diluted	34,089,286	30,000,000	30,000,000

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Cash flows

	For the year ended September 30
	2021	2020	2019
Cash flows from operating activities:
Net Income	$3,108,144	$4,940,441	$5,908,479
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of the right-of-use assets	62,410	62,410	—
Depreciation and amortization	1,201,229	1,105,588	1,188,173
Provision of doubtful accounts	(7,918)	188,095	(9,301)
Inventory reserve	92,059	(290,968)	67,719
Deferred tax expense	(46,187)	(86,495)	48,656
Unrealized gain from marketable securities	(323,400)	—	—
investment income	(69,494)	(57,984)	(89,197)
Changes in operating assets and liabilities:
Accounts receivable	(545,175)	(660,667)	706,582
Bank acceptance notes receivable	387,673	(5,583,925)	(2,171,300)
Inventories	46,801	1,402,620	(3,492,342)
Advances to suppliers	(855,977)	498,378	653,028
Other current assets	(1,020,875)	125,261	(29,853)
Accounts payable	2,015,833	613,339	(46,999)
Accounts payable - related parties	—	—	(3,042)
Advance from customers	(1,221,897)	1,461,407	(2,232,858)
Advance from customers - related parties	(17,467)	29,973	2,254
Deferred revenue	(407,563)	(314,238)	(319,982)
Tax payables	(1,142,721)	988,423	(834,183)
Accrued expenses and other payables	(897,496)	722,284	73,969
Operating lease liabilities	(12,945)	(67,928)	—
Net cash provided by (used in) operating activities	345,034	5,076,014	(580,197)

Cash flows from investing activities:
Purchase of property and equipment	(3,491,564)	(449,766)	(616,388)
Purchase of intangible assets	(1,810)	(8,798)	(635)
Proceeds from (payment made for) long term investment	—	82,972	(64,165)
Purchase of available-for-sale securities	(20,000,000)	—	14,559
Acquisition of non-controlling interest	(706,658)	—	(133,552)
Net cash used in investing activities	(24,200,032)	(375,592)	(800,181)

Cash flows from financing activities:
Proceeds from bank loans	—	7,135,009	5,089,651
Repayment of bank loans	(7,681,081)	(4,994,506)	(3,635,465)
Proceeds from (repayment of) bank notes payable	7,804,778	—	(581,674)
Cash receipts from equity issuance, net of issuance cost	23,869,641	—	—
Payment for deferred offering costs	—	—	(365,310)
Net cash provided by financing activities	23,993,338	2,140,503	507,202

Effect of exchange rate change on Cash	601,903	431,765	(157,163)

Net increase (decrease) in cash and cash equivalents	740,243	7,272,690	(1,030,339)
Cash and cash equivalents at beginning of period	11,867,130	4,594,440	5,624,779
Cash and cash equivalents at end of period	$12,607,373	$11,867,130	$4,594,440

Supplemental cash flow information
Cash paid for interest	$152,499	$280,169	$210,588
Cash paid for income taxes	$820,972	$275,607	$1,109,655
Operating lease right of use assets obtained in exchange of lease liabilities	$—	$143,443	$—